Filed Pursuant to Rule 424(b)(3)

Registration No. 333-251433

PROSPECTUS SUPPLEMENT

(To Prospectus dated May 18, 2021)

306,053,642 Shares of Class A Common Stock

6,650,000 Warrants

This Prospectus Supplement supplements the prospectus dated May 18, 2021 (as supplemented to date, the “Prospectus”), which forms a part of our Registration Statement on Post-Effective Amendment No. 3 to the Form S-1 (Registration Statement No. 333- 251433) filed with the Securities and Exchange Commission (the “Commission”) on May 17, 2021 and declared effective by the Commission on May 18, 2021.

The Prospectus and this Prospectus Supplement relate to the disposition from time to time of 1) up to 306,053,642 shares of our Class A Common Stock, which include Class A Common Stock issuable upon conversion of our Class B Common Stock, the exercise of certain private placement and public warrants (together, the “Warrants”), the exercise of certain stock options, and the vesting of certain restricted stock units, and 2) up to 6,650,000 private placement warrants, which are held or may be held by the selling securityholders named in the Prospectus. We will not receive any proceeds from the sale of our securities offered by the selling securityholders under the Prospectus.

On August 24, 2021, we redeemed all outstanding public warrants that had not been exercised as of such date (the “Redemption Date”). We have received an aggregate of $151,430,588.87 from the cash exercise of public warrants prior to the Redemption Date, net of the amount paid for redemption of unexercised public warrants. We expect to receive approximately $53,582,122.50 assuming the exercise of all outstanding private placement warrants for cash at a current exercise price of $11.50 per share, less the amount that will not be received due to cashless exercises and redemption.

This Prospectus Supplement should be read in conjunction with the Prospectus, which is to be delivered with this Prospectus Supplement. This Prospectus Supplement updates, amends and supplements the information included or incorporated by reference in the Prospectus. If there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Current Report on Form 8-K

On September 8, 2021, we filed a Current Report on Form 8-K with the Commission. The portion of the text of such Form 8-K that is treated as “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, is attached hereto.

Investing in our securities involves a high degree of risk. In reviewing the Prospectus and this Prospectus Supplement, you should carefully consider the matters described under the heading “Risk Factors” beginning on page 6 of the Prospectus.

You should rely only on the information contained in the Prospectus, this Prospectus Supplement or any Prospectus Supplement or amendment hereto. We have not authorized anyone to provide you with different information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 8, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): September 7, 2021

QuantumScape Corporation

(Exact Name of Registrant as Specified in Charter)

Delaware	001-39345	85-0796578
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

1730 Technology Drive San Jose, California	95110
(Address of principal executive offices)	(Zip code)

(408) 452-2000

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	QS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events

Extraordinary Performance Award Program

On September 7, 2021, the board of directors of QuantumScape Corporation (the “Company”) approved an “Extraordinary Performance Award Program” (the “EPA Program”). This EPA Program will only become effective if approved by the stockholders (excluding shares held by interested parties) at the Company’s annual stockholder meeting expected to be held in November (the “Annual Meeting”). The EPA Program provides performance-based equity incentives linked to significant long-term stockholder value creation. A summary overview of the EPA Program is below, and the EPA Program will be described in more detail in the proxy statement to be delivered to stockholders in advance of the Annual Meeting.

Purpose

A primary purpose of the EPA Program is to incent senior management by granting equity rewards that are tied to achieving both exceptional stock performance and significant business milestones over a nine-year period.

The EPA Program also seeks to encourage the Company to seek large-scale deployment of the Company’s technology over the next nine years. The Company is conscious that the world’s climate crisis requires major and rapid reductions in carbon emissions and that the Company’s solid-state battery may contribute to society’s transition away from fossil fuels. Accordingly, the business milestones emphasize production and sales growth.

Performance-based Stock Options

The EPA Program provides stock option grants to the Company’s Chief Executive Officer, Jagdeep Singh, and other members of the Company’s management team that are earned over five tranches if the Company meets pre-defined stock price targets and business milestones. Each of the five tranches requires that the Company achieve both the next stock price target and one of the business milestones listed below within nine years of the initial grants. Participants generally have to remain with the Company for one year after the date a tranche is met in order to vest in the stock options earned with that tranche.

For example, the first tranche of the EPA Program cannot be met unless the Company achieves at least one of the business milestones and the Company’s stock price increases to $60, which would be approximately a 171% increase from the closing price on September 7, 2021 of $22.18. Similarly, the fifth tranche cannot be met unless the Company has met at least five of the business milestones (including the business milestones used to satisfy each of the four earlier tranches) and the Company’s stock price increases to $480, which would be approximately a 2,064% increase from the closing price on September 7, 2021.

The stock price targets are $60, $120, $240, $360 and $480. Assuming a beginning stock price of $26 (based on a 30-day average for July 2021) and approximately 415 million shares outstanding as of June 30, 2021, these stock price targets correspond approximately to market capitalizations of $25 billion, $50 billion, $100 billion, $150 billion, and $200 billion, respectively.

Each tranche requires completion of a business milestone that was not used to satisfy a prior tranche. The business milestones are:

(i)	Automotive original equipment manufacturer validation of a completed B sample battery cell (a B sample is a functional, complete battery cell prototype that may be built with pilot tools).

(ii)	Delivery of at least 1 GWh of battery cells to a single customer.

(iii)	Delivery of at least 1 GWh of battery cells to each of three or more customers.

(iv)	$5 billion in revenue over a period of trailing four quarters.

(v)	$10 billion in revenue over a period of trailing four quarters.

(vi)	Total cumulative production of 500 GWh.

(vii)	Total cumulative production of 1,000 GWh.

(viii)	Adjusted EBITDA margin of 25% over four consecutive quarters.

(ix)	10% of worldwide market share in automotive battery cells, excluding China.

(x)	20% of worldwide market share in automotive battery cells, excluding China.

To permit flexibility in how the business develops, the production, sales and market share targets are independent of the Company’s business model and include cells manufactured by the Company, its subsidiaries, joint ventures and licensees, and by cell makers who incorporate separators manufactured by or under license from the Company.

Sharing Ratio; Participants

Stock option grants under the EPA Program may total up to 4% of the total shares outstanding as of September 7, 2021, which means that gains in stock price would primarily benefit the stockholders. For example, based on the closing price on September 7, 2021, if the Company meets the requirements for the first tranche, participants in the EPA Program would realize approximately 0.79% of the total increase in stockholder value, and the stockholders would realize approximately 99.21% of the total increase in stockholder value. If the Company meets the requirements of all five tranches, participants in the EPA Program would realize approximately 3.98% of the total increase in stockholder value and the stockholders would realize approximately 96.02% of the total increase in stockholder value.

Participants

The EPA Program provides that Mr. Singh, the Company’s Chief Executive Officer, would be granted a stock option for one-half of the shares subject to the EPA Program. A condition of the award to Mr. Singh is that he would not be eligible to receive any other equity awards from the Company for seven years. We believe this ties Mr. Singh’s long-term incentives to significant stockholder value creation.

The remaining options under the EPA Program would be shared by at least 14 other members of the Company, including other executive officers and employees who are key contributors to the Company’s research and development efforts, manufacturing, and business operations. Participants other than Mr. Singh would be eligible for additional equity grants consistent with standard practice. All stock options under the EPA Program would be granted under the Company’s 2020 Equity Incentive Plan.

Forward-Looking Statements

Certain information in this Current Report on Form 8-K may be considered “forward-looking statements,” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements regarding future timeline, stock price, product development, production, revenue, market share, and financial results.

The stock price and business milestones described above are intentionally ambitious and there are significant risks and uncertainties in achieving such results. Many of the obstacles to achieving the business milestones are described in the “Risk Factors” section in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on July 29, 2021 and available at www.sec.gov. Such risks and uncertainties include, but are not limited to the below:

•

The Company faces significant barriers in its attempts to produce a solid-state battery cell and may not be able to successfully develop its solid-state battery cell. Building high volumes of multi-layer cells in commercially relevant sizes and with higher layer count requires substantial development effort. The Company could encounter significant delays and/or technical challenges in replicating the performance seen in its single-layer cells and four-layer cells and in achieving the high quality, consistency and throughput required for commercial production and sale.

•

The Company may encounter delays and cost overruns related to planning, permitting, construction, equipment installation, utilities infrastructure installation and operations start-up of our manufacturing facilities, and other obstacles including vendor delays and challenges in operating new manufacturing equipment for automated and/or continuous flow processes and optimizing complex manufacturing processes. Even if the Company successfully develops the capability for high volume production, the product may not succeed in the market due to competition or other factors. Furthermore, even if the Company achieves volume production and the product succeeds in the market, it will be extremely challenging to establish production (directly and through joint ventures and licensing) to meet the volume and market share milestones within nine years.

•

The Company’s stock price depends on market conditions and other factors unrelated to the Company, so even if the business milestones are met for the EPA Program, the stock price targets may not be met.

Except as otherwise required by applicable law, the Company disclaims any duty to update any forward-looking statements to reflect events or circumstances after the date of this report. Should underlying assumptions prove incorrect, actual results and projections could different materially from those expressed in any forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: September 9, 2021

QUANTUMSCAPE CORPORATION

By:	/s/ Michael McCarthy
Name: Michael McCarthy
Title: Chief Legal Officer and Head of Corporate Development